UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 2
TO
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934

POMEROY IT SOLUTIONS, INC.

(Name of Issuer) POMEROY IT SOLUTIONS, INC. HEBRON LLC DESERT MOUNTAIN ACQUISITION CO. DAVID B. POMEROY, II
(Names of Person(s) Filing Statement) Common Stock, par value $0.01 per share
(Title of Class of Securities) 731822102
(CUSIP Number of Class of Securities)
Pomeroy IT Solutions, Inc. 1020 Peterburg Road Hebron, KY 41048 (859) 586-0600 ext. 1419 1-888-285-3475 (fax)	Hebron LLC Desert Mountain Acquisition Co. David B. Pomeroy, II 42475 N. 112th Street N. Scottsdale, AZ 85262 (480) 595-0014 (480) 595-0699 (fax)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies to:

John J. Hentrich, Esq. John D. Tishler, Esq. Sheppard, Mullin, Richter & Hampton LLP 12275 El Camino Real, Suite 200 San Diego, CA 92130 (858) 720-8900 (858) 509-3691 (fax)	Richard G. Schmalzl, Esq. Graydon Head & Ritchey LLP 1900 Fifth Third Center 511 Walnut Street Cincinnati, Ohio 45202 (513) 629-2828 (513) 333-4326 (fax)
This statement is filed in connection with (check the appropriate box):
☒ a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐ b. The filing of a registration statement under the Securities Act of 1933.
☐ c. A tender offer.
☐ d. None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$59,641,253	$3,328

*   Calculated solely for the purpose of determining the filing fee, the transaction valuation was determined based upon the sum of (A) 9,351,277 shares of common stock multiplied by $6.00 per share; (B) in-the-money stock options with respect to 410,572 shares of common stock multiplied by $1.91 per share (which is the difference between $6.00 and the weighted average exercise price of $4.09 per share); and (C) 458,560 shares of restricted stock multiplied by $6.00 per share.

** The filing fee, calculated in accordance with Exchange Act Rule 0-11(c), was calculated by multiplying the transaction value by 0.0000558.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $3,328

Form or Registration No.:  Schedule 14A

Filing Party:  Pomeroy IT Solutions, Inc.

Date Filed:  July 6, 2009

INTRODUCTION

This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission ("SEC") by (a) Pomeroy IT Solutions, a Delaware corporation ("Pomeroy IT Solutions" or the "Company"), the issuer of the common stock that is subject to the Rule 13e-3 transaction, (b) Hebron LLC, a Delaware limited liability company ("Parent"), (c) Desert Mountain Acquisition Co., a Delaware corporation ("MergerSub"), and (d) David B. Pomeroy, II, an individual and director of Pomeroy IT Solutions (collectively, the "Filing Persons").

This Transaction Statement reports the termination of the Agreement and Plan of Merger, dated as of May 19, 2009, as amended by the First Amendment to the Agreement and Plan of Merger, dated as of June 8, 2009, and the Second Amendment to the Agreement and Plan of Merger, dated as of June 20, 2009, all by and among the Company, Parent, MergerSub and Mr. Pomeroy (as amended, the "Merger Agreement").

By filing this Transaction Statement, the Filing Persons hereby withdraw the previously filed Schedule 13E-3 that was filed with the SEC on July 6, 2009 and Amendment No. 1 thereto that was filed with the SEC on August 20, 2009.

The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person, that the Company is "controlled" by any other Filing Person or that any Filing Person is an "affiliate" of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 15. Additional Information

(b) Other Material Information.  Item 15(b) "Other Material Information" of the Schedule 13E-3 is hereby amended and supplemented to include the following:

On September 25, 2009, the Company terminated the Merger Agreement pursuant to Section 9.01(h) thereof by providing written notice to Parent.  A copy of such notice is set forth as Exhibit (a)(10) hereto.  A copy of a press release issued by the Company on September 25, 2009 announcing the termination of the Merger Agreement is set forth as Exhibit (a)(11) hereto.  As a result of the termination of the Merger Agreement, the going private transaction described in the Rule 13e-3 Transaction Statement on Schedule 13E-3 originally filed by the Filing Persons with the SEC on July 6, 2009 will not be completed.

Item 16. Exhibits

Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following exhibits:

(a)(10)                      Notice sent by Pomeroy IT Solutions, Inc. to Hebron LLC on September 25, 2009

(a)(11)                      Press Release issued by Pomeroy IT Solutions, Inc. on September 25, 2009 (incorporated herein by reference to Exhibit 99.3 of the Form 8-K filed by Pomeroy IT Solutions, Inc. on September 25, 2009)

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 13, 2009	Pomeroy IT Solutions, Inc.
/s/ Christopher C. Froman
Title: President and Chief Executive Officer
October 13, 2009	Hebron LLC
/s/ David B. Pomeroy, II
Title: Member
October 13, 2009	Desert Mountain Acquisition Co.
/s/ David B. Pomeroy, II
Title: President
October 13, 2009	David B. Pomeroy, II
/s/ David B. Pomeroy, II

Exhibit Index

Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following exhibits:

(a)(10)   Notice sent by Pomeroy IT Solutions, Inc. to Hebron LLC on September 25, 2009

(a)(11)   Press Release issued by Pomeroy IT Solutions, Inc. on September 25, 2009 (incorporated herein by reference to Exhibit 99.3 of the Form 8-K filed by Pomeroy IT Solutions, Inc. on September 25, 2009)